Exhibit 99.5

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

Trading Symbol: TSX – OLE
February 21, 2013	OTC/BB – OLEPF
Website: www.oromin.com

OROMIN EXPLORATIONS TO PRESENT AT THE 2013 PDAC

Vancouver, B.C. – Oromin Explorations Ltd. (the “Company”) is pleased to announce that it will be presenting as well as exhibiting at this year’s Prospectors and Development Association Conference (PDAC) being held March 3rd - 6th, 2013 at the Metro Toronto Convention Centre, South Building, Toronto, ON, Canada.

David Mallo, Oromin’s Vice President of Explorations, will be presenting: “The OJVG Golouma Gold Project” at the Investing in Africa Mining Seminar. This event, hosted by MineAfrica, will take place March 5th at the Sheraton Centre Toronto Hotel, 123 Queen Street West, Toronto. Oromin welcomes the presence at this seminar of His Excellency M. Aly Ngouille Ndiaye, Minister of Energy and Mines of the Republic of Sénégal, and of M. Ousmane Cissé, Director of Mines and Geology. If you are interested in attending please refer to http://www.mineafrica.com/MineAfricaatPDAC/mineafricaatpdac-program.htm for more details.

You will find us at Investors Exchange Halls F & G, Booth # 3028 March 3rd - 5th: 10:00AM - 5:30PM and March 6th: 9:00AM to 12:00 Noon.

The Oromin Explorations management team will be in attendance to update you on the company’s latest developments and answer your questions.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President and CEO

Forward Looking Statements: The above contains forward-looking statements regarding a credit facility. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.